# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anghami Inc, CIK 0001871983
CUSIP: G0369L101
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 16th Fl, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates (C0), -
Date of event which requires filing of this statement: 07/23/2025
Amends the filing with accession number 0001104659-24-044818
Filed by CIK 0002018653
Persons authorized to receive notices and communications: Fiona Robertson, OSN Building, Dubai Media City, Dubai, United Arab Emirates (C0), -, 971 52 877 7826

## Reporting persons
- OSN Streaming Limited (CIK 0002018653): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 72,411,753; sole dispositive power 0; shared dispositive power 72,411,753; aggregate amount beneficially owned 72,411,753 (70.8% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 36,985,507 ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of Anghami Inc., an exempted company incorporated in the Cayman Islands with limited liability (the "Issuer"), plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the Third Note (each as defined in the Amended Schedule 13D). The total number of Ordinary Shares into which the Notes (as defined in the Amended Schedule 13D) are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 102,313,374 Ordinary Shares, which includes (i) 66,887,128 Ordinary Shares outstanding as of July 25, 2025, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the Third Note. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
- OSN Streaming Holding Limited: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 72,411,753; sole dispositive power 0; shared dispositive power 72,411,753; aggregate amount beneficially owned 72,411,753 (70.8% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 36,985,507 Ordinary Shares, plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the Third Note. The total number of Ordinary Shares into which the Notes are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 102,313,374 Ordinary Shares, which includes (i) 66,887,128 Ordinary Shares outstanding as of July 25, 2025, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the Third Note. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
- Panther Media Holding Limited: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 72,411,753; sole dispositive power 0; shared dispositive power 72,411,753; aggregate amount beneficially owned 72,411,753 (70.8% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 36,985,507 Ordinary Shares, plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the Third Note. The total number of Ordinary Shares into which the Notes are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 102,313,374 Ordinary Shares, which includes (i) 66,887,128 Ordinary Shares outstanding as of July 25, 2025, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the Third Note. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
- Panther Media Group Limited: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 72,411,753; sole dispositive power 0; shared dispositive power 72,411,753; aggregate amount beneficially owned 72,411,753 (70.8% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 36,985,507 Ordinary Shares, plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the Third Note. The total number of Ordinary Shares into which the Notes are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 102,313,374 Ordinary Shares, which includes (i) 66,887,128 Ordinary Shares outstanding as of July 25, 2025, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the Third Note. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
- Kuwait Projects Company (Holding) K.S.C.P: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Kuwait (M6); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 72,411,753; sole dispositive power 0; shared dispositive power 72,411,753; aggregate amount beneficially owned 72,411,753 (70.8% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 36,985,507 Ordinary Shares, plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the Third Note. The total number of Ordinary Shares into which the Notes are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 102,313,374 Ordinary Shares, which includes (i) 66,887,128 Ordinary Shares outstanding as of July 25, 2025, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the Third Note. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Anghami Inc
Address of issuer's principal executive offices: 16th Fl, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates (C0), -
Comment: This Amendment No. 7 (this "Amendment No. 7") amends the initial statement on Schedule 13D filed on April 8, 2024 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, Amendment No. 2 to the Original Schedule 13D, Amendment No. 3 to the Original Schedule 13D, Amendment No. 4 to the Original Schedule 13D, Amendment No. 5 to the Original Schedule 13D and Amendment No. 6 to the Original Schedule 13D filed on November 19, 2024, December 18, 2024, February 3, 2025, February 7, 2025 and March 24, 2025 and July 21, 2025, respectively (the Original Schedule 13D, as so amended and supplemented, the "Amended Schedule 13D"), relating to the Ordinary Shares of the Issuer. The address of the principal executive office of the Issuer is 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The information reported in the Amended Schedule 13D remains in effect, except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 7. Capitalized terms used but not defined in this Amendment No. 7 shall have the respective meanings ascribed to them in the Amended Schedule 13D. All references to the Schedule 13D in the Amended Schedule 13D and this Amendment No. 7 shall be deemed to refer to the Amended Schedule 13D as amended and supplemented by this Amendment No. 7.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby supplemented by the addition of the following:

The information set forth in Item 4 of this Amendment No. 7 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented by the addition of the following:

The Issuer issued the Third Note in the amount of $23,000,000 to OSN Streaming on July 25, 2025, pursuant to the Note Purchase Agreement. The foregoing descriptions of the Note Purchase Agreement and the Third Note are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Note Purchase Agreement and the Third Note, which were filed as Exhibit 8 to the Amended Schedule 13D and Exhibit 12 to this Amendment No. 7, respectively.

In addition, pursuant to the SPA entered into on March 23, 2025 by and among OSN Streaming Holding, the Purchaser and the Purchaser Guarantor (in each case, as defined in the Amended Schedule 13D), on July 23, 2025, the Purchaser completed the purchase of 1,900,118 ordinary shares of OSN Streaming (the "First Tranche Sale Shares"), cumulatively representing 11.28% of the total issued share capital of OSN Streaming, in exchange for a cash payment of $19,000,000. Subject to the satisfaction or waiver of the conditions specified in the SPA, the Purchaser will acquire from OSN Streaming Holding an additional number of ordinary shares in OSN Streaming cumulatively representing up to 22.55% (excluding the First Tranche Sale Shares) and 33.83% (including the First Tranche Sale Shares), respectively, of the total issued share capital of OSN Streaming as of the date of the SPA. The foregoing summary of the SPA does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the SPA, a copy of which was filed as Exhibit 11 to the Amended Schedule 13D.

On July 23, 2025, OSN Streaming, OSN Streaming Holding and the Purchaser entered into the Shareholders' Agreement (as defined in the Amended Schedule 13D) to regulate their affairs in relation to OSN Streaming and the Issuer, among other things. Pursuant to the Shareholders' Agreement, on July 23, 2025, the Purchaser appointed: (i) two members to the board of directors of OSN Streaming; (ii) one member to the Board; and (iii) one observer to both the Board and the audit committee of the Issuer.

The foregoing summary of the Shareholders' Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Shareholders' Agreement, a copy of which is filed as Exhibit 13 to this Amendment No. 7.

On July 23, 2025, OSN Streaming Holding, the Purchaser and the Purchaser Guarantor entered into the Option Agreement (as defined in the Amended Schedule 13D) pursuant to which OSN Streaming Holding granted the Purchaser the Call Option, the CM Put Option and the CF Put Option (in each case, as defined in the Amended Schedule 13D), subject to the terms and conditions set forth in the Option Agreement. The foregoing summary of the Option Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Option Agreement, a copy of which is filed as Exhibit 14 to this Amendment No. 7.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

"The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. OSN Streaming is the record owner of an aggregate of (i) 36,985,507 Ordinary Shares, plus (ii) 13,426,246 Ordinary Shares underlying warrants that are exercisable at a price of $11.50 per Ordinary Share (subject to certain specified adjustments) in accordance with the terms of the OSN Warrant (as defined in the Amended Schedule 13D), plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of (x) the $12,000,000 aggregate principal amount of the Initial Note, (y) the $20,000,000 aggregate principal amount of the Second Note and (z) the $23,000,000 aggregate principal amount of the Third Note. The total number of Ordinary Shares into which the Notes are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer.

As of the date of this Amendment No. 7, (i) OSN Streaming Holding, a wholly owned subsidiary of PMH, holds a number of ordinary shares of OSN Streaming cumulatively representing 88.72% of the total issued share capital of OSN Streaming and (ii) the Purchaser holds a number of ordinary shares of OSN Streaming cumulatively representing 11.28% of the total issued share capital of OSN Streaming. Subject to the Second Completion and the Third Completion (each as defined in the Amended Schedule 13D), (i) OSN Streaming Holding will hold a number of ordinary shares of OSN Streaming cumulatively representing 66.17% of the total issued share capital of OSN Streaming as of the date of the SPA and (ii) the Purchaser will hold a number of ordinary shares of OSN Streaming cumulatively representing up to 33.83% of the total issued share capital of OSN Streaming as of the date of the SPA.

PMH, a wholly owned subsidiary of PMG, holds 100% of the equity interests in OSN Streaming Holding. PMG (a majority-owned subsidiary of which KIPCO holds approximately 88%), holds 100% of the equity interests in PMH.

As such, these persons may be deemed to be members of a "group" with, and may be deemed to have or share indirect voting and dispositive power, over any of the Ordinary Shares acquired directly by OSN Streaming.

The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based on a total of 102,313,374 Ordinary Shares, which includes (i) 66,887,128 Ordinary Shares outstanding as of July 25, 2025, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the Third Note. In accordance with SEC rules governing beneficial ownership, the calculation of percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons."
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) is hereby amended and restated as follows: "The information set forth in Item 5(a) of this Amendment No. 7 is incorporated herein by reference."
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and restated as follows: "Except as set forth in Items 3, 4 and 6, which information is incorporated herein by reference, during the 60 days preceding the date of this Schedule 13D, none of the Reporting Persons has effected any transactions of Ordinary Shares."
Other persons with the right to receive dividends or sale proceeds: Item 5(d) is hereby amended and restated as follows: "Except as otherwise set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares."
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby supplemented by the addition of the following:

The information set forth in Item 4 of this Amendment No. 7 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description
12 Senior Unsecured Convertible Note, issued by the Issuer to OSN Streaming, dated as of July 25, 2025 (incorporated by reference to Exhibit 99.2*# to the Issuer's Form 6-K filed with the SEC on July 25, 2025).

13 Shareholders' Agreement, dated as of July 23, 2025, by and among OSN Streaming Limited, OSN Streaming Holding Limited and DPlay Entertainment Limited. * #

14 Option Agreement, dated as of July 23, 2025, by and among OSN Streaming Holding Limited, DPlay Entertainment Limited and Discovery Communications, LLC.* #

* Filed herewith.

# Portions of this exhibit have been omitted because such portions are both not material and the registrant customarily and actually treats the redacted information as private and confidential. The omissions have been indicated by Asterisks ("[***]").

## Signatures
- OSN Streaming Limited: /s/ Fiona Robertson, Fiona Robertson, Director (07/25/2025)
- OSN Streaming Holding Limited: /s/ Fiona Robertson, Fiona Robertson, Director (07/25/2025)
- Panther Media Holding Limited: /s/ Laura Herbin, Laura Herbin, Director (07/25/2025)
- Panther Media Group Limited: /s/ Joseph El Kawkabani, Joseph El Kawkabani, Chief Executive Officer (07/25/2025)
- Kuwait Projects Company (Holding) K.S.C.P: /s/ Sheikha Dana Naser Sabah Al Ahmad Al Sabah, Sheikha Dana Naser Sabah Al Ahmad Al Sabah, Director (07/25/2025)